EXHIBIT 99.1

Mogo Announces Agreement to Acquire Additional Shares in Canada’s Leading Crypto Platform, Coinsquare

Combined with previously announced transactions and Mogo’s existing purchase warrant,
Mogo could now increase its ownership in Coinsquare to 53%

All figures in Canadian $

Vancouver, British Columbia, June 1, 2021 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), a digital payments and financial technology company, today announced that it intends to increase its ownership position in Coinsquare Ltd. (“Coinsquare”), Canada’s leading cryptocurrency platform, through the acquisition (the “Acquisition”) of an additional 2.0% of the outstanding common shares of Coinsquare (the “Coinsquare Shares”) from Michael Diamond and an affiliated company (the “Vendors”). Mogo will also have an option (the “Option”) to acquire an additional 3.4% of the outstanding Coinsquare Shares from the Vendors within 120 days from the closing date of the Acquisition under similar terms, subject to certain conditions. The Acquisition, including the exercise of the Option, combined with Mogo’s existing ownership of Coinsquare, the previously announced acquisition of an additional 5.4 million Coinsquare Shares (on May 13, 2021), and assuming the exercise of Mogo’s existing purchase warrant in Coinsquare, would increase Mogo’s total ownership in Coinsquare to approximately 53%.

“Coinsquare is the leading crypto trading platform in Canada and a highly valuable asset in the Canadian fintech ecosystem,” said Greg Feller, President of Mogo. “They continue to perform very strongly, growing both their revenue and EBITDA rapidly in 2021. The company generated record monthly revenue of $8.0 million in April1, and May’s performance is expected to exceed that high mark. In addition to the financial merits of our investment, this is a great fit strategically and supports our objectives to build the most comprehensive digital wallet in Canada, including a range of investing and saving options and a free stock trading solution. By leveraging Coinsquare’s leading crypto capabilities, along with Mogo’s leading digital wallet capabilities, we are well positioned to execute on our growth plans.”

Since its founding in 2014, Coinsquare has grown to become the leading cryptocurrency platform in Canada. Coinsquare continues to experience rapid growth in assets, revenue, and operating profitability.

The Acquisition is being made pursuant to a binding term sheet entered by Mogo and the Vendors on May 31, 2021 and is expected to complete in mid-June 2021. The Acquisition is subject to certain closing conditions customary for a transaction of this nature, including regulatory approval, which includes the approval of the Toronto Stock Exchange.

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About Coinsquare

Since 2014 Coinsquare has provided digital asset traders a proprietary trading platform engineered to deliver a robust, secure, and intelligent interface for trading Bitcoin, Ethereum, Litecoin and other digital assets. Coinsquare’s products and services also include Coinsquare Wealth for qualified individuals and institutions. Our Wealth service provides customers with an OTC desk featuring institutional grade liquidity, dedicated account management from one of our experienced Account Directors, and a suite of other investment products focused on digital assets. For more information and terms and conditions visit https://coinsquare.com/

About Mogo

Mogo is empowering its more than one million members with simple digital solutions to help them get in control of their financial health. Through the Mogo app, consumers can access a digital spending account with Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, and get free monthly credit score monitoring, ID fraud protection, and personal loans. Mogo’s wholly-owned subsidiary, Carta Worldwide, also offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding completion of the Acquisition and the exercise of the Option, the exercise of Mogo’s existing purchase warrant in Coinsquare and Coinsquare’s future financial performance. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approvals. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

1This information is based on information available to the Company as of the date of this release and is subject to the completion of Coinsquare’s quarterly financial closing procedures and annual audit by Coinsquare’s independent registered public accounting firm.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

US Investor Relations Contact
Lytham Partners, LLC
Ben Shamsian
New York | Phoenix
646-829-9701
shamsian@lythampartners.com

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